Will Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 21 DATED JANUARY 30, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Announce our net asset value per share as of December 31, 2017;
•	Announce the declaration of distributions;
•	Update our share repurchase program; and
•	Update our policies on ownership and transfer of our shares.

Status of Our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of January 29, 2018, we have raised total gross offering proceeds of approximately $32.11 million, and had settled subscriptions in our Offering for an aggregate of approximately 3.15 million common shares, with additional subscriptions for an aggregate of approximately 59,000 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Net Asset Value Per Share as of December 31, 2017

As of December 31, 2017, our net asset value (“NAV”) per common share is $9.82. This NAV per share will be effective until updated by us on or about March 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017.  On October 16, 2017 we announced an NAV per share of $9.80, as of September 30, 2017.  The NAV per share calculation as of December 31, 2017 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2017.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning January 30, 2018, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017.  This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about March 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our redemption plan.

We were formed to invest in and manage a diversified portfolio of commercial real estate investments and were designed to be an investment vehicle that is focused on providing its investors with consistent income. Because of this strategy, we have invested strictly in debt and debt like instruments that provide consistent monthly income. We have not made any investments in joint venture equity or other investments with appreciation potential to date. As no investments with appreciation potential have been made, there have been no increases to NAV as a result of any appreciation.

The change in the share price is directly related to the offering costs that were paid by, and are reimbursed to our Manager at the time of your investment. Per our Offering Circular, offering costs can be up to 3% of the investment amount.

Declaration of Distributions

On January 30, 2018, our Manager authorized a cash distribution of $0.0655 per share of the Company’s common shares to shareholders of record as of January 31, 2018. The Manager expects that the distributions will be paid on or about February 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.82 per share net asset value, and approximately 7.86% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning January 1, 2018 and ending January 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Share Repurchase Program

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Share Repurchases—Will I have the opportunity to redeem my common shares?

Q:Will I have the opportunity to redeem my common shares?

A:Yes. While you should view your investment in our shares as a long-term investment with limited liquidity, we have adopted a share repurchase program whereby shareholders may require that we repurchase up to 25% of their shares quarterly while this offering is ongoing. We also may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”).  For ordinary repurchases, the amount we will pay to repurchase your shares will depend upon how long a shareholder requesting redemption has held his or her shares (the “Effective Repurchase Rate”), as follows:

Exception repurchases are not subject to any discount associated with the amount of time shares were held and will be repurchased at 100% of the applicable price per share. For all other repurchases, we will repurchase the shares at the lower of the price the shareholder paid for his or her shares or the most recent NAV, multiplied by the Effective Repurchase Rate. The repurchase rates at which we will repurchase shares are presented in the table below.

Share Repurchase Anniversary (Year)	Effective Repurchase Rate
Less than 1 year	0% (Lock-up)
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

Any fee charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price. For purposes of determining the time period a shareholder has held each share, the time period begins as of the date the shareholder acquired the share.

In the event that a shareholder requests repurchase of 100% of the shares owned by the shareholder on the date of presentment, we will waive the one-year holding period requirement for any shares presented that were acquired through our distribution reinvestment plan and such shareholder will be deemed to have withdrawn from the distribution reinvestment plan.

There is no regular trading market for our shares. We do not expect that a regular trading market will develop unless we list our shares on a national securities exchange and we currently do not intend to list our shares. Further, following the conclusion of this offering, our Manager may in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason. See “Description of Our Common Shares—Quarterly Share Repurchase Program” for more details.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Shares — Quarterly Share Repurchase Program” and similar disclosure appearing in the section of the Offering Circular captioned “Offering Summary”:

Quarterly Share Repurchase Program

While you should view your investment as long-term, we have adopted a share repurchase program, whereby shareholders may request that we repurchase up to 25% of their shares quarterly while this offering is ongoing.  We may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”).

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares to us in limited circumstances.

Shareholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash subject to the availability of cash to fund such repurchase, which will be determined by our Manager, in its full discretion.

In the event there are insufficient funds to honor all requested share repurchases, we will use the funds available and honor the repurchase requests on a pro-rata basis.

We will not pay our Manager or its affiliates any fees to complete any transactions under our share repurchase program.

We may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”). For ordinary repurchases, the Effective Repurchase Rate will depend upon how long a shareholder requesting redemption has held his or her shares. Exception repurchases are not subject to any discount associated with the amount of time the shares were held and will be repurchased at 100% of the most recently announced NAV per share. For all other repurchases, we will repurchase the shares at the lower of the price the shareholder paid for his or her shares or the most recently announced NAV per share, multiplied by the Effective Repurchase Rate. The repurchase rates at which we will repurchase shares are presented in the table below.

Share Repurchase Anniversary (Year)	Effective Repurchase Rate
Less than 1 year	0% (Lock-up)
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

Any fee charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price. For purposes of determining the time period a shareholder has held each share, the time period begins as of the date the shareholder acquired the share.

In the event that a shareholder requests repurchase of 100% of the shares owned by the shareholder on the date of presentment, we will waive the one-year holding period requirement for any shares presented that were acquired through our distribution reinvestment plan and such shareholder will be deemed to have withdrawn from the distribution reinvestment plan.

At any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per share offering price in effect on the date of the share repurchase.

Repurchases of our common shares will be made quarterly upon written request to us at least 30 days prior to the end of the applicable quarter and will be made within 45 days of the end of the applicable quarter, which we refer to as the repurchase date. Shareholders may withdraw their repurchase request any time prior to the repurchase date. If we agree to honor a repurchase request, the common shares to be repurchased will cease to accrue distributions or have voting rights as of the repurchase date. If we are unable to honor a repurchase request, you can (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchase can be made pursuant to the limitation of the repurchase program when sufficient funds are available.

Prior to the first quarter of 2018, we generally limited the number of shares repurchased during a particular quarter pursuant to 1.25% of the weighted average number of common shares outstanding since the commencement of the offering.  Beginning with the first quarter of 2018, we intend to limit the number of shares to be repurchased during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all shareholders who have held their shares for at least one year may request us to repurchase up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate share repurchase levels on a quarterly basis depending on our available cash.

In addition, following the conclusion of this offering, our Manager may, in its sole discretion, amend, suspend or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason. Following the conclusion of this offering, our Manager may also, in its sole discretion, decline any particular share repurchase request if it believes such action is necessary to preserve our status as a REIT (for example, if a repurchase request would cause a non-repurchasing shareholder to violate the ownership limits in our LLC Agreement or if a repurchase constitutes a “dividend equivalent repurchase” that could give rise to a preferential dividend issue). Therefore, you may not have the opportunity to make a share repurchase request prior to any potential termination of our share repurchase program.

For more information about our share repurchase program or to submit a repurchase request, please contact us by email at MogulREITI@realtymogul.com.

Ownership and Transfer of Shares

The following information supplements the section of the Offering Circular captioned “Description of Our Shares”:

Ownership and Transfer of Shares Policy

In addition to the provisions in our LLC Agreement relating to transfers of our shares, we have adopted the following policy concerning the ownership and transfer of our shares.

Shareholders seeking to assign or transfer all or a portion of their shares must satisfy the following requirements:

•	A shareholder wishing to assign or transfer all or a portion of its shares must have held its shares for at least one year;

•

No shareholder may transfer or assign all or any portion of its shares to any individual or entity that does not possess the financial qualifications required of all individuals or entities that become shareholders, as described in the Offering Circular and LLC Agreement;

•

A shareholder wishing to assign or transfer all or a portion of its shares must provide a letter by an attorney, or similar documentation, attesting to the financial qualifications of the desired transferee or assignee as required of all individuals who become shareholders, as described in the Offering Circular and LLC Agreement.  In addition, if the shareholder wishing to assign or transfer all or a portion of its shares is an entity, it must provide a letter by an attorney, or similar documentation, attesting that such transfer or assignment is permissible, as described in the Offering Circular and LLC Agreement;

•

Any such transfer shall be made at least 30 days prior to the desired transfer or assignment and by a written instrument of assignment, the terms of which are not in contravention of any of the provisions of the LLC Agreement or this Offering Circular, and which has been duly executed by the assignor of such shares and accepted by the Manager in writing.  Upon such acceptance by the Manager, such an assignee shall take shares subject to all terms of the Offering Circular, the LLC Agreement and all accompanying documents and shall become a shareholder;

•	A transfer fee shall be paid by the transferring shareholder in such amount as may be required by the Manager to cover all reasonable expenses connected with such assignment; and

•	Transfer requests that comply with the LLC Agreement and the foregoing requirements will be processed on the first day of each month.

Our ownership and transfer of shares policy may be amended at any time in our Manager’s discretion.